Exhibit 99.1

MVC Capital Announces Third Quarter 2020 Results
Barings BDC, Inc. Merger Expected to Close by Calendar Year-End

PURCHASE, N.Y., September 9, 2020 -- MVC Capital, Inc. (NYSE: MVC) (“MVC Capital” or the “Company”), a publicly traded business development company (BDC) that makes private debt and equity investments, announced its financial results for the fiscal third quarter ended July 31, 2020.

Financial Results

For the third quarter of fiscal 2020, the Company earned interest income of $5.6 million and fee and other income of $0.2 million, compared to $7.2 million and $0.3 million, respectively, for the same quarter of fiscal 2019.

The Company reported total operating income of $5.8 million for the third quarter of fiscal 2020, compared to $7.5 million for the same quarter in fiscal 2019. The Company reported net operating income of $0.9 million for the third quarter of fiscal 2020 compared to $2.8 million for the same quarter in fiscal 2019.

As of July 31, 2020, the Company’s net assets were $180.5 million or $10.18 per share, compared with $186.0 million or $10.49 per share at the end of the prior fiscal quarter.

As of July 31, 2020, MVC Capital had investments in portfolio companies totaling $220.9 million and cash and cash equivalents of $51.9 million, including $5.0 million in restricted cash and cash equivalents.

Key Financial Metrics
	Quarter Ended
(Unaudited)($ in thousands, except per share data)	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
Total operating income	5,780	7,652	7,786	8,046	7,469

Management fee	1,087	1,104	1,370	1,662	1,643
Portfolio fees - asset management	70	71	169	82	89
Management fee - asset management	52	52	64	69	79
Administrative	1,972	922	1,221	1,404	998
Interest, fees and other borrowing costs	1,863	2,125	2,206	2,378	2,510
Net Incentive compensation	-	-	-	-	-
Loss on extinguishment of debt	-	345	-	-	-
Settlement expenses	325	-	-	-	-
Total waiver by adviser	(446)	(452)	(551)	(660)	(654)
Tax expense	1	-	1	-	1

Net operating income before net realized and unrealized gains	856	3,485	3,306	3,111	2,803
Net increase (decrease) in net assets resulting from operations	(2,537)	(40,332)	4,416	3,057	348
Net increase (decrease) in net assets resulting from operations per share	(0.14)	(2.28)	0.25	0.17	0.02
Net asset value per share	10.18	10.49	12.94	12.86	12.86

Operational Update

On June 5, 2020, the Company and Branch Banking & Trust Company (“BB&T”) entered into a Waiver and Thirteenth Amendment to the Secured Revolving Credit Agreement (the “Credit Facility”), amending the Net Worth covenant to no less than $150 million. All other terms of the the Credit Facility remain unchanged and borrowings under the Credit Facility continue to be secured by cash, short-term and long-term U.S. Treasury securities and other governmental agency securities.

Portfolio Activity

During the third quarter of fiscal 2020, the Company made no new or follow-on investments. For the first nine-months of fiscal 2020, the Company made five follow-on investments in five portfolio companies totaling approximately $11.5 million.

On May 14, 2020, Foliofn, Inc., a portfolio company, announced it entered into an agreement to be acquired by The Goldman Sachs Group, Inc.  The acquisition, while subject to regulatory approval, is expected to close by September 30, 2020 and the Company expects to receive approximately $15 million from the transaction.

On July 16, 2020, the Company sold the remaining 3,228,024 common shares of Equus Total Return, Inc. for approximately $3.8 million, resulting in a realized loss of approximately $3.7 million.

Dividends

On July 14, 2020, the Company's Board of Directors declared a quarterly dividend of $0.17 per share, which was paid on July 31, 2020.

Since implementing its dividend policy in July of 2005, the Company has paid sixty-one consecutive quarterly dividends. Through July 31, 2020, dividends paid total $8.42 per share and total distributions and share repurchases (including tender offers) have surpassed $290 million.

In anticipation of the previously announced merger with Barings BDC, Inc. (“BBDC”), no further ordinary dividends are expected to be declared by the Company.

Subsequent Events

Merger with Barings BDC, Inc.

On August 10, 2020, the Company entered into and announced a definitive Merger Agreement with BBDC under which the Company will merge with and into BBDC, with BBDC continuing as the surviving company (the “Merger”). The boards of directors of both BBDC and the Company, including all of the respective independent directors, have approved the Merger Agreement and related transactions (collectively, the “Transaction”), which is expected to close in the fourth quarter of 2020.

Other Subsequent Events

On August 19, 2020, the Company loaned $150,000 to RuMe, Inc. on its lines of credit, increasing the outstanding balance to approximately $895,000.

On August 31, 2020, the Company and Truist Bank (formerly BB&T) entered into the Fourteenth Amendment to Secured Revolving Credit Agreement, amending the definition of “Termination Date” to mean the earlier to occur of (i) December 31, 2020, (ii) the effective date of the Merger Agreement, (iii) the date the Revolver Commitment (as defined in the Credit Facility) is terminated pursuant following the occurrence of an Event of Default, or (iv) the date the Company terminates the Revolver Commitment. All other terms of the Credit Facility remain unchanged and borrowings under the Credit Facility continue to be secured by cash, short-term and long-term U.S. Treasury securities and other governmental agency securities.

MVC-G

About MVC Capital, Inc.

MVC Capital (MVC) is a business development company traded on the New York Stock Exchange that provides long-term debt and equity investment capital to fund growth, acquisitions and recapitalizations of companies in a variety of industries. For additional information about MVC, please visit MVC's website at www.mvccapital.com.

Safe Harbor Statement and Other Disclosures

This press release contains “forward-looking statements,” which are statements other than statements of historical facts, are not guarantees of future performance or results of BBDC, MVC Capital, or, following the Transaction, the combined company, and involve a number of risks and uncertainties, including statements regarding the completion of the proposed Transaction. Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in filings made by BBDC or MVC Capital with the SEC, including those contained in the Proxy Statement (as defined below), when such documents become available.  Certain factors could cause actual results and conditions to differ materially from those projected in these forward-looking statements, including, among other things:  MVC Capital's ability to deliver value to shareholders; the performance of MVC Capital's investments, including portfolio companies in which the Company is invested; and changes in economic or financial market conditions and other factors that are enumerated in the Company's periodic filings with the Securities and Exchange Commission (“SEC”).

In addition, certain factors related to the Merger could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Transaction closing, (ii) the expected synergies and savings associated with the Transaction, (iii) the expected elimination of certain expenses and costs due to the Transaction, (iv) the percentage of MVC Capital's stockholders voting in favor of the Transaction, (v) the percentage of BBDC's stockholders voting in favor of the relevant Proposals (as defined below), (vi) the possibility that competing offers or acquisition proposals for MVC Capital will be made; (vii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived; (viii) risks related to diverting the attention of BBDC's management or MVC Capital's management from ongoing business operations, (ix) the risk that stockholder litigation in connection with the Transaction may result in significant costs of defense and liability, (x) the future operating results of the combined company or BBDC's, MVC Capital's or the combined company's portfolio companies, (xi) regulatory approvals and other factors, (xii) changes in regional or national economic conditions, including but not limited to the impact of the COVID-19 pandemic, and their impact on the industries in which BBDC and MVC Capital invest, (xiii) changes to the form and amounts of MVC Capital's tax obligations, (xiv) changes in the Euro-to-U.S. dollar exchange rate, (xv) fluctuations in the market price of BBDC's common stock, (xvi) the Transaction's effect on the relationships of BBDC or MVC Capital with their respective investors, portfolio companies, lenders and service providers, whether or not the Transaction is completed, (xvii) the reduction in BBDC's stockholders' and MVC Capital's stockholders' percentage ownership and voting power in the combined company, (xviii) the challenges and costs presented by the integration of BBDC and MVC Capital, (xix) the uncertainty of third-party approvals, (xx) the significant Transaction costs, (xxi) the restrictions on BBDC's and MVC Capital's conduct of business set forth in the definitive merger agreement and (xxii) other changes in the conditions of the industries in which BBDC and MVC Capital invest and other factors enumerated in BBDC's and MVC Capital's filings with the SEC. You should not place undue reliance on such forward-looking statements, which are and will be based upon BBDC management’s and MVC Capital management’s respective then-current views and assumptions regarding future events and operating performance, and speak only as of the date any such statement is made.

MVC Capital disclaims and does not undertake any obligation to update or revise any forward-looking statement in this press release.

The press release contains unaudited financial results. For ease of review, we have excluded the word "approximately" when rounding the results.

There can be no assurance that MVC Capital will achieve its investment objective.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving BBDC and MVC Capital, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”).  In connection with the proposed Transaction, BBDC and MVC Capital plan to file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Proxy Statement”), and BBDC plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Proxy Statement and a prospectus of BBDC. The Proxy Statement and the Registration Statement will each contain important information about BBDC, MVC Capital, the proposed Transaction and related matters. STOCKHOLDERS OF EACH OF BBDC AND MVC CAPITAL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT AND THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BBDC, MVC CAPITAL, THE TRANSACTION AND THE PROPOSALS.  Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site at http://www.sec.gov and, for documents filed by BBDC, from the BBDC website at http://www.baringsbdc.com or for documents filed by MVC Capital, from the MVC Capital website at http://www.mvccapital.com.

Participants in the Solicitation

BBDC and MVC Capital and their respective directors, executive officers and certain other members of management and employees of Barings LLC, The Tokarz Group Advisers LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of BBDC and MVC Capital in connection with the Proposals. Information about the directors and executive officers of BBDC is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 10, 2020. Information about the directors and executive officers of MVC Capital is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on June 10, 2020. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of BBDC’s and MVC Capital’s stockholders in connection with the Proposals will be contained in the Proxy Statement and other relevant materials to be filed with the SEC when such documents become available. Investors should read the Proxy Statement and Registration Statement carefully and in their entirety when they become available before making any voting or investment decisions. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is for informational purposes only.  This press release is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this press release is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in BBDC, MVC Capital or in any fund or other investment vehicle. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

Investor Contact

Jackie Rothchild
MVC Capital
914.510.9400

Or

Jeffrey Goldberger / Allison Soss
KCSA Strategic Communications
212.896.1249 / 212.896.1267